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                            January 13, 2021

       Sean Di
       General Counsel
       RLX Technology Inc.
       5/F, Block B, Baifu International Building
       Chaoyang District, Beijing 100027
       People's Republic of China

                                                        Re: RLX Technology Inc.
                                                            Registration
Statement on Form F-1
                                                            File No. 333-251849
                                                            Filed December 31,
2020

       Dear Mr. Di:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Compensation of Directors and Executive Officers, page 161

   1. Please update your executive compensation disclosure to reflect the last completed fiscal year. Refer to
Item 6.B. of Form 20-F.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sean Di
RLX Technology Inc.
January 13, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Effie Simpson at 202-551-3346 or Melissa Raminpour at 202-551-3379
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameSean Di                                  Sincerely,
Comapany NameRLX Technology Inc.
                                                           Division of
Corporation Finance
January 13, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName